Exhibit 99.1

The Hague / Tokyo, August 27, 2009

AEGON Sony Life Insurance Company gains final approval to launch business in Japan

•	Operations expected to begin by year-end

•	Joint venture to initially focus on variable annuities

The life insurance joint venture between AEGON and Sony Life has obtained final approval from the Japanese regulatory authorities to launch business operations later this year. The 50-50 joint venture – known as AEGON Sony Life Insurance Co., Ltd. (ASLIC) – will initially focus on the sale of variable annuity products which will be distributed through Sony Life’s ‘Lifeplanner’ sales employees, as well as banks and other financial institutions. ASLIC is expected to begin operations in early December.

“We’re pleased that the regulatory authorities in Japan have granted a license to our joint venture,” said AEGON CEO Alex Wynaendts. “We believe that the market for variable annuities in Japan offers strong prospects for growth over the long-term. By combining our product knowledge and risk management expertise with Sony Life’s highly respected brand name and distribution capabilities, we are in a strong position to maximize the opportunities of the Japanese market”.

“We established ASLIC as a life insurance company which focuses and specializes in annuity products,” said Sony Life’s President Taro Okuda. “Through the operations of ASLIC, we shall fully enter into the bancassurance business in Japan. At the same time, annuity products produced by ASLIC will make Sony Life’s ‘Lifeplanner’ sales employees offer all the more solid financial services for the customers”.

Sony Life regards the partnership, established in 2007, as an opportunity to further strengthen its ‘Lifeplanner’ distribution network, particularly by broadening the range of financial products available to customers in Japan. For AEGON, the joint venture with Sony Life marks another step in expanding its operations in Asia. In recent years, the company has built up operations in both China and India, where economic growth and rising levels of personal wealth have led to increased demand for life insurance, pensions and other long-term investment products.

Japan is one of the largest pension markets in the world. Despite the financial crisis, demand for variable annuities in Japan is expected to grow in the years ahead, particularly as the country’s population ages and more savers look to supplement existing state pensions. Japan already has one of the oldest populations in the world, with more than 40% of the population currently over the age of fifty. In addition, a significant proportion of individual savings is held either in cash or on deposit. Japan has the largest pool of personal financial assets in Asia, which is projected to reach nearly USD 19 trillion in 2017.

OUTLINE AEGON SONY LIFE INSURANCE COMPANY

Headquarters: Tokyo, Japan

Launch of sale: December 1, 2009

Equity ownership: Sony Life 50%, AEGON 50%

Number of employees: 124 (at the launch of sale)

ABOUT AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,500 people and have over 40 million customers across the globe.

AEGON is a leading provider of variable annuity products in the Americas with USD 3.6 billion in sales as reported in 2008 and USD 33.5 billion in variable annuity balances as of the end of 2008. AEGON aims to transfer products and expertise across its various markets and is in the process of introducing variable annuity products in Europe, based on the success of product features initially introduced in the US market.

Key figures	Second quarter 2009	Full year 2008
Underlying earnings before tax	EUR 404 million	EUR 1.57 billion
New life sales	EUR 469 million	EUR 2.63 billion
Gross deposits	EUR 6.8 billion	EUR 40.75 billion
Revenue generating investments (End of period)	EUR 342 billion	EUR 332 billion

ABOUT SONY LIFE

Sony Life Insurance Co., Ltd., is a wholly owned subsidiary of Sony Financial Holdings Inc. and accounts for the major portion of the Sony Financial Holdings Group in terms of history and scale of business. Sony Life was the first company in Japan which introduced the ‘Lifeplanner’ system’- providing optimal life insurance products tailored to the specific needs of each and every customer based on consulting expertise by Lifeplanner sales employees who possess advanced financial knowledge and abundant experience. Customers’ satisfaction from this approach has enabled Sony Life to continue expanding its business each year since it began operations. Sony Life has requested ratings from several agencies to help customers make objective decisions concerning its ability to finance insurance and pay claims and benefits. Standard & Poor’s has assigned Sony Life an A+ rating and describes the Company as offering ‘strong’ insurer financial strength. Moody’s Investors Service has assigned an Aa3 rating and describes the Company as offering excellent financial security (both as of June 2006).

(‘Lifeplanner’ is a registered trademark of Sony Life Insurance Co., Ltd.)

Company profile (as of the end of March 2009)

Establishment:	August 1979
Capitalization:	JPY 70 billion (100% subsidiary of Sony Financial Holdings)
Employees:	5,599 (including 3,891 ‘Lifeplanner’)
Total assets:	JPY 3,810 billion

Insurance policy in force: JPY 32,517 billion (the sum of individual life insurance and individual annuities)

Income from insurance premiums and others: JPY 662 billion

(Webpage: http://www.sonylife.co.jp/)

AEGON	Sony Life

Media relations	Media relations
Phone: + 31 (0)70 – 344 8956	Phone: +81 (0)3 3475 8813
E-mail: gcc-ir@aegon.com	E-mail: pr@sonylife.co.jp

Investor relations	Investor relations
Phone: + 31 (0)70 – 344 8305	Phone: +81 (0)3 5785 1074
or 877 548 9668 – toll free USA only	E-mail: press@sonyfh.co.jp
E-mail: ir@aegon.com

Website: www.aegon.com	Website: www.sonylife.co.jp

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

The frequency and severity of insured loss events;

Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

Acts of God, acts of terrorism, acts of war and pandemics;

Changes in the policies of central banks and/or governments;

Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

Customer responsiveness to both new products and distribution channels;

Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.